Exhibit 99.1

Evaxion to Develop Tailored Novel Cancer Vaccines Based upon a New Untapped Source of AI-Discovered Targets

January 24, 2024

•	Tailored Vaccines: With the AI-Immunology™ enabled discovery of these novel types of cancer vaccine targets, designing personalized and precision vaccine solutions becomes feasible and highly promising for patients in need

•	Transformative Vaccine Concept: This AI-Immunology™ powered vaccine concept offers the potential to provide treatment solutions to cancer patients who are usually unresponsive to cancer immunotherapy

COPENHAGEN, Denmark, Jan. 24, 2024 (GLOBE NEWSWIRE) -- Evaxion Biotech A/S (NASDAQ: EVAX) ("Evaxion" or the "Company"), a clinical-stage TechBio company specializing in developing AI-Immunology™ powered vaccines, announces an expanded commitment to developing tailored cancer vaccines by targeting a novel category of AI-identified tumor antigens, named Endogenous Retroviruses (ERVs).

The new treatment opportunity may broaden the applicability of cancer vaccines. Through the new vaccine targets, ERVs, treating patients unresponsive to conventional cancer immunotherapy may become possible. With the elevated focus on this groundbreaking therapeutic concept, Evaxion has initiated preclinical activities with a goal of generating Proof-of-Concept data by the second half of 2024.

Evaxion’s Chief Scientific Officer, Birgitte Rønø, expresses optimism, “With our intensified focus on ERV cancer vaccines, we aim to expedite the development process to deliver treatment solutions to cancer patients who, until now, have been deemed unresponsive to immunotherapy. The ERV cancer vaccine targets represent a promising breakthrough that could significantly broaden the horizons of cancer vaccine applicability and marks a significant step forward in our commitment to improving healthcare through innovative and AI-powered approaches. We are already seeing significant interest in ERV-based vaccines and look forward to further underpinning the significant potential by these Proof-of-Concept data.”

Recent insights into these exciting opportunities were presented by Evaxion at the last American Society of Hematology (ASH) Annual Meeting. For further information, please see our previous press release.

About ERVs

ERVs are remnants of ancient viruses lying dormant in our genome. ERVs are often overexpressed in cancer but not in healthy tissue, making them visible to the immune system and hence promising targets for cancer vaccines. AI-Immunology™ is crucial in allowing the identification of therapeutically relevant ERV tumor antigens from genomic patient tumor data.

About AI-Immunology™

AI-Immunology™ is a scalable and adaptable artificial intelligence technology platform at the forefront of vaccine discovery for infectious diseases and cancers. By integrating the collective power of proprietary AI models PIONEER™, EDEN™, RAVEN™, and ObsERV™, the platform can model the complexity of the patient's immune system. AI-Immunology™ advanced computational modeling swiftly and uniquely identifies, predicts, and designs vaccine candidates, revolutionizing the landscape of immunotherapy by offering a holistic and personalized approach to combat fast-evolving pathogens and malignant cells.

About EVAXION

Evaxion Biotech A/S is a pioneering TechBio company based upon its AI platform, AI-Immunology™. Evaxion's proprietary and scalable AI prediction models harness the power of artificial intelligence to decode the human immune system and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Based upon AI-Immunology™, Evaxion has developed a clinical-stage oncology pipeline of novel personalized vaccines and a preclinical infectious disease pipeline in bacterial and viral diseases with high unmet medical needs. Evaxion is committed to transforming patients' lives by providing innovative and targeted treatment options. For more information about Evaxion and its groundbreaking AI-Immunology™ platform and vaccine pipeline, please visit our website.

Forward-Looking Statement

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words "target," "believe," "expect," "hope," "aim," "intend," "may," "might," "anticipate," "contemplate," "continue," "estimate," "plan," "potential," "predict," "project," "will," "can have," "likely," "should," "would," "could," and other words and terms of similar meaning identify forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including, but not limited to, risks related to: our financial condition and need for additional capital; our development work; cost and success of our product development activities and preclinical and clinical trials; commercializing any approved pharmaceutical product developed using our AI platform technology, including the rate and degree of market acceptance of our product candidates; our dependence on third parties including for conduct of clinical testing and product manufacture; our inability to enter into partnerships; government regulation; protection of our intellectual property rights; employee matters and managing growth; our ADSs and ordinary shares, the impact of international economic, political, legal, compliance, social and business factors, including inflation, and the effects on our business from the worldwide ongoing COVID-19 pandemic and the ongoing conflict in the region surrounding Ukraine and Russia and the Middle East; and other uncertainties affecting our business operations and financial condition. For a further discussion of these risks, please refer to the risk factors included in our most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. We do not assume any obligation to update any forward-looking statements except as required by law.

Contact Information Evaxion Biotech A/S Christian Kanstrup	Chief Executive Officer cka@evaxion-biotech.com Source: Evaxion Biotech